SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated April 27, 2007, reporting financial results for the first quarter ended March 31, 2007.

DS Reports Strong First Quarter Execution
With Total Revenue Up 15%

Paris, France, April 27, 2007  Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) reported financial results for the first quarter ended March 31, 2007.

Summary First Quarter 2007 Financial Highlights

•	GAAP revenue of €290.9 million and GAAP EPS of €0.28
•	Non-GAAP revenue of €294.7 million, up 15% (up 21% in constant currencies)
•	Non-GAAP EPS of €0.39, up 15% after absorbing an estimated 9 point currency impact
•	Total ENOVIA non-GAAP revenue up 139% in constant currencies, and up 29% in constant currencies before including MatrixOne
•	DS announces plans to acquire ICEM to complement DS’ offering in high-end surfacing and styling

Bernard Charlès, Dassault Systèmes President and Chief Executive Officer, commented,“Dassault Systèmes had a very solid start to the year as the implementation of our new PLM mid-market channel and redesigned partnership with IBM are delivering results. DS achieved a 21% constant currency increase in non-GAAP revenue and non-GAAP earnings per diluted share increased 15% in the first quarter.”

First Quarter 2007 Financial Summary(1)

First Quarter 2007 Financial Highlights:

	GAAP			Non-GAAP
First Quarter 2007 In millions of Euro, except per share data	Q1 2007	Growth	Growth in cc*	Q1 2007	Growth	Growth in cc*
Total Revenue	290.9	15%	21%	294.7	15%	21%
EPS	0.28	8%		0.39	15%
Operating margin	15.8%			22.1%

*	in constant currencies

GAAP total revenue increased 15% to €290.9 million (21% in constant currencies) in the 2007 first quarter, with a 15% increase in software revenue and a 16% increase in services and other revenue.

Non-GAAP total revenue increased 15% to €294.7 million (21% in constant currencies), driven by a 15% increase (21% in constant currencies) in non-GAAP software revenue and a 16% increase (22% in constant currencies) in non-GAAP services and other revenue.

•	All geographic regions contributed to the increase in total GAAP revenue, with Europe up 10%, the Americas up 27% (38% in constant currencies) and Asia increasing 11% (22% in constant currencies).

•
From a segment perspective, both Product Lifecycle Management (“PLM”) and Mainstream 3D posted strong year-over-year growth. PLM non-GAAP revenue increased 16% (23% in constant currencies). In Mainstream 3D, non-GAAP revenue increased 10% (16% in constant currencies) with new licenses increasing 15% to 11,813 driven by strong SolidWorks results.

•
ENOVIA helped drive the year-over-year growth in PLM, with ENOVIA non-GAAP revenue increasing 139% in constant currencies; excluding MatrixOne, ENOVIA non-GAAP revenue increased 29% in constant currencies.

•
DS’ PLM results in the first quarter also benefited from a good performance by CATIA, a strong start of the year from SIMULIA in the simulation market, and increased traction in the aerospace industry for DELMIA in digital manufacturing.

•	Both CATIA and SolidWorks contributed to the 9% growth in new licenses which totaled 19,625 in the 2007 first quarter.

Bernard Charlès stated,“The first quarter reflected a good dynamic with large companies and our indirect channels. We enjoyed solid PLM mid-market end-user results, demonstrating this market’s potential to drive CATIA growth. In PDM, our ENOVIA portfolio is building momentum as evidenced by its strong performance during the first quarter. It is clear that we are advancing our ENOVIA market position with key wins in automotive, aerospace and heavy industries, increased traction in the mid-market and continued diversification into new market segments.”

GAAP earnings per diluted share increased 8% to €0.28 in the 2007 first quarter.

Non-GAAP earnings per diluted share increased 15% to €0.39, largely reflecting higher operating income, which enabled DS to absorb an estimated nine point negative currency impact. In the 2007 first quarter the US dollar and Japanese yen weakened on average approximately 9% and 11%, respectively, compared to the 2006 first quarter.

Cash flow and other financial highlights

Net operating cash flow was €108.4 million for the first quarter ended March 31, 2007. Cash and short-term investments totaled €562.1 million and long-term debt was €204.1 million at March 31, 2007.

Business Outlook

Thibault de Tersant, Senior Executive Vice President and CFO, commented,“The first quarter was rewarding with non-GAAP revenue, non-GAAP operating margin and non-GAAP EPS coming in above our objectives. We are raising our full year 2007 non-GAAP revenue growth objective in constant currencies to about 13% to take into account a portion of the over-performance during the first quarter. Thanks to our first quarter as well as anticipated operating leverage, we are maintaining our full year 2007 non-GAAP operating margin and non-GAAP EPS objectives, in spite of having to absorb additional currency impact, as we have updated our dollar and yen currency exchange rate assumptions.”

The Company’s objectives are prepared and communicated only on a non-GAAP basis and are subject to the cautionary statement set forth below:

•	Second quarter non-GAAP total revenue objective of about €298 to €302 million, non-GAAP EPS of about €0.38 to €0.40 and non-GAAP operating margin of about 22%;
•	2007 non-GAAP total revenue objective of about 13% growth in constant currencies (previously 12-13%);
•	2007 non-GAAP EPS objective of about €2.00 to €2.05, representing about 9% to 12% growth, unchanged from the prior outlook;
•	2007 non-GAAP operating margin objective of about 27%, unchanged from the prior outlook;
•
Objectives based upon exchange rate assumptions for the remaining 2007 quarters of US$1.35 (from 1.30 previously) per €1.00 and JPY 160 (from 155 previously) per €1.00, which are updated from the prior outlook;

•	2007 non-GAAP revenue range of about €1.275 to €1.285 billion, updated from the prior outlook.

The non-GAAP objectives set forth above do not take into account the following accounting elements: deferred revenue write-downs estimated at approximately €8 million for 2007; stock-based compensation expense estimated at approximately €13 million for 2007, and amortization expense for acquired intangibles estimated at approximately €11 million per quarter. These estimates do not include any new stock option or share grants, or any new acquisitions completed during 2007, including today’s announcement regarding the proposed acquisition of ICEM.

Annual Shareholders’ Meeting date and cash dividend recommendation

The Annual Shareholders’ Meeting has been scheduled for June 6, 2007. The Board of Directors has recommended an annual cash dividend equivalent to €0.44 per share, representing €50.9 million in the aggregate, for the fiscal year ended December 31, 2006. The declaration and payment of any cash dividend is subject to approval by shareholders at the Annual Shareholders’ Meeting.

Strategy, Technology, Customers and Partnerships

In a separate press release being issued today, DS announced that it has entered into an acquisition agreement, pursuant to which DS would acquire ICEM, the leading provider of styling, high quality surface modeling and rendering solutions, for an estimated cash purchase price of €51.4 million. The completion of the agreement is subject to closing conditions. DS has not included ICEM in its current financial objectives, but if the transaction is completed, ICEM is not expected to be dilutive to DS’ non-GAAP earnings.

In April, Dassault Systèmes was named the PLM market leader in CIMdata’s 2006 PLM Market Analysis. In the report, CIMdata calculated Dassault Systèmes ‘market footprint’ at $2.9 billion or over $800 million more than the nearest competitor. The report defines ‘market footprint’ as the company’s direct and partner-generated PLM revenues. CIMdata also ranked Dassault Systèmes as the leader in direct revenues at $1.5 billion, or almost $300 million more than the nearest competitor. The report also ranked DS first in revenue of the PLM ‘mindshare leaders’. Mindshare leaders, as defined by CIMdata, are the companies with the largest and most innovative PLM implementations, and those perceived by customers as thought and technology leaders.

In mid-April, Frost and Sullivan selected DS and DELMIA as the recipient of the 2007 Company of the Year Award within the North American product lifecycle management solutions space, lauding its pioneering technological innovation in digital manufacturing.

In March, DS announced that Volkswagen AG will implement DELMIA Process Engineer (DPE) software throughout its organization.  On the basis of a group-wide agreement, DPE will be employed in all production sites for strategic assembly planning for the Volkswagen, Audi, Skoda and Seat brands. This will lead to improved planning reliability, shorter planning times, and a reduction of development costs.

Conference call information

Dassault Systèmes will host a teleconference call today, Friday, April 27, 2007 at 3:00 PM CET/2:00 PM London/9:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company’s website prior to commencement of the teleconference at http://www.3ds.com/corporate/investors/. Additional investor information can be accessed at
http://www.3ds.com/corporate/investors/  or by calling Dassault Systèmes’ Investor Relations at 33.1.40.99.69.24.

(1) Dassault Systèmes completed the acquisitions of ABAQUS, Inc. in October, 2005 and MatrixOne Inc. in May, 2006 and has accounted for these acquisitions pursuant to U.S. GAAP (“GAAP”). In addition to GAAP information, this press release presents supplemental non-GAAP financial information which reflects certain adjustments to our GAAP information. The supplemental non-GAAP financial information adjusts our GAAP financial information to exclude: (i) deferred revenue adjustments, (ii) amortization of acquired intangibles and (iii) stock-based compensation expense and (iv) one-time, tax restructuring effects, as applicable. See Attachment A of this press release for an explanation of these adjustments, and tables which set forth the most comparable GAAP financial measures and a reconciliation of the GAAP and non-GAAP financial data.

Forward-looking information

Statements herein that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding our non-GAAP financial performance objectives, are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended).

Such forward-looking statements are based on our management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to a range of factors. In preparing such forward-looking statements, we have in particular assumed an average euro to U.S. dollar exchange rate of $1.35 per €1.00 and an average euro to Japanese yen exchange rate of JPY160 to €1.00 for the last three quarters of 2007; however, currency values fluctuate, and our results of operations may be significantly affected by changes in exchange rates. We have also assumed that there will be no substantial decline in general levels of corporate spending on information technology, and that our increased responsibility for both indirect and direct PLM sales channels, and the resulting commercial and management challenges, will not prevent us from maintaining growth in revenues or cause us to incur substantial unanticipated costs and inefficiencies. Our actual results or performance may also be materially negatively affected by difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; new product developments and technological changes; errors or defects in our products; growth in market share by our competitors; and the realization of any risks related to the integration of MatrixOne or any other newly acquired company and internal reorganizations. Unfavorable changes in any of the above or other factors described in the Company’s SEC reports, including the Form 20-F for the year ended December 31, 2005, which was filed with the SEC on June 30, 2006, could materially affect the Company's financial position or results of operations.

###

About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit: http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries. All other companies and products mentioned herein may be the trademarks of their respective owners.

(Tables to follow)

CONTACTS:

Dassault Systèmes:	Financial Dynamics:
Valerie Agathon/Beatrix Martinez	Harriet Keen/Haya Chelhot
33.1.40.99.69.24	44.20.7831.3113
Pierre Mas/Carole Richon
Florence de Montmarin
33.1.47.03.68.10

DASSAULT SYSTEMES
CONSOLIDATED STATEMENTS OF INCOME (U.S. GAAP)
(in millions of Euro, except per share data)

	Three months ended
	March 31, 2007	March 31, 2006
New licenses revenue	95.8	89.1
Periodic licenses, maintenance and product development revenue	150.0	124.0
Software revenue	245.8	213.1
Services and other revenue	45.1	39.0
Total Revenue	€290.9	€252.1

Cost of software revenue	12.7	10.9
Cost of services and other revenue	40.2	31.7
Research and development	76.5	72.5
Marketing and sales	83.1	65.5
General and administrative	21.4	17.1
Amortization of acquired intangibles	10.9	7.2
Total Operating Expenses	€244.8	€204.9
Operating Income	€46.1	€47.2
Financial revenue and other, net	3.0	3.1
Income before income taxes	49.1	50.3
Income tax expense	(16.2)	(17.5)
Minority interest	0.0	(1.5)
Net Income	€32.9	€31.3
Basic net income per share	€0.28	€0.27
Diluted net income per share	€0.28	€0.26
Basic weighted average shares outstanding (in millions)	115.6	114.9
Diluted weighted average shares outstanding (in millions)	118.8	119.8

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)
(in millions of Euro)

	March 31, 2007	December 31, 2006
ASSETS
Cash and short-term investments	562.1	459.2
Accounts receivable, net	262.5	303.6
Other assets	1,086.8	1,093.2
Total assets	€1,911.4	€1,856.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt	204.1	204.3
Other liabilities	563.3	541.7
Shareholders’ equity	1,144.0	1,110.0
Total liabilities and shareholders’ equity	€1,911.4	€1,856.0

DASSAULT SYSTEMES
CONDENSED CASH FLOW STATEMENTS (U.S. GAAP)
(in millions of Euro)

	Three months ended
	March 31, 2007	March 31, 2006	Variation
Net income	32.9	31.3	1.6
Changes in working capital and non-cash P&L items	75.5	69.9	5.6
Net Cash provided by operating activities	€108.4	€101.2	€7.2

Acquisition and sale of assets	(6.7)	(7.9)	1.2
Acquisitions net of cash acquired	0.0	(1.5)	1.5
Loan and other	0.0	1.8	(1.8)
Net Cash (used in) investing activities	€(6.7)	€(7.6)	€0.9

Proceeds from long-term borrowings	0.0	200.0	(200.0)
Share repurchase and proceeds from stock option exercise, net	5.2	16.1	(10.9)
Payments on capital lease obligations	(0.4)	(0.5)	0.1
Cash dividends paid	0.0	0.0	0.0
Net Cash provided by financing activities (1)	€4.8	€215.6	€(210.8)

Effect of exchange rate changes on treasury (2)	€(3.6)	€(5.1)	€1.5

Increase (Decrease) in treasury (2)	€102.9	€304.1	€(201.2)

Treasury (2) at beginning of period	€459.2	€379.9
Treasury (2) at end of period	€562.1	€684.0

(1)	Excluding changes in short-term investments.
(2)	Treasury includes cash, cash equivalents and short-term investments.

Attachment A
Supplemental Non-GAAP Financial Information

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures are set forth below. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

In evaluating and communicating our results of operations, we supplement our financial results reported on a GAAP basis with additional non-GAAP financial data, including non-GAAP revenue, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per share. As further explained below, the supplemental non-GAAP financial information excludes certain income statement elements: deferred revenue adjustments, amortization of certain technology related acquired intangibles (which arise from our acquisitions of companies and of intangible assets), stock-based compensation expense and one-time tax restructuring effects. For this reason, and subject to the limitations set forth above and below, we believe that the supplemental non-GAAP data provides a consistent basis for period-to-period comparisons which can improve investors’ understanding of our financial performance.

Our management uses the supplemental non-GAAP financial information, together with our GAAP financial information, to evaluate our operating performance, to make operating decisions and to plan and set objectives for future periods. Compensation of our executives is based in part on the performance of our business measured with the supplemental non-GAAP financial information. We believe that the supplemental non-GAAP data also provides meaningful information to investors and financial analysts who use them for comparing our operating performance to our historical trends and to other companies in our industry, as well as for valuation purposes.

The supplemental non-GAAP financial information adjusts our GAAP financial information to exclude:

•
Deferred revenue adjustment of acquired companies: Under U.S. GAAP, deferred revenue of an acquired company must be adjusted by writing it down to account for the fair value of customer support obligations assumed under support contracts acquired through the acquisition. As a result, in the case of a typical one-year contract, our GAAP revenues for the one-year period subsequent to an acquisition do not reflect the full amount of revenue on assumed contracts that would have otherwise been recorded by the acquired entity.

In our supplemental non-GAAP financial information, we have excluded this write-down to the carrying value of the deferred revenue, and we reflect instead the full amount of such revenue. We believe that this non-GAAP measure of revenue is useful to investors and management because it reflects a level of revenue and operational results that corresponds to the combined business activities of DS and the acquired company. In addition, the non-GAAP financial information provides a consistent basis for comparing our future operating performance, when no further adjustments to deferred revenue are required, against recent results.

However, by excluding the deferred revenue adjustment, the supplemental non-GAAP financial information reflects the total revenue that would have been recorded by the acquired entity but may not reflect the total cost associated with generating the non-GAAP revenue.

•
Amortization of acquired intangibles: Under U.S. GAAP, the cost of acquired intangible assets, whether acquired through acquisitions of companies or of technology or other intangible assets must be recognized according to the assets’ fair value and amortized over their useful life.

In our supplemental non-GAAP financial information, we have excluded the amortization expense related to acquired intangibles in order to provide a consistent basis for comparing our historical results. For technology and other intangible assets we develop internally, we typically expense costs in the period in which they are incurred. For example, because we typically incur most of our research and development costs prior to reaching technical feasibility, our research and development costs are normally expensed in the period in which they are incurred. By excluding the amortization expense related to acquired intangibles, the supplemental non-GAAP financial information provides a uniform approach for evaluating the development cost of all our technology, whether developed internally or acquired externally. As a result, we believe that the supplemental non-GAAP financial information offers investors a useful basis for comparing our historical results.

However, the acquired intangible assets whose amortization costs are excluded contributed to revenue earned during the period, and it may not have been possible to earn such revenue without such assets. In addition, the amortization of acquired intangibles is a recurring expense until their total cost has been amortized.

•
Stock-based compensation expense:  Under U.S. GAAP, we are required to recognize in our income statement all share-based payments to employees, including grants of employee stock options, based on their fair values over the period that an employee provides service in exchange for the award. This requirement, which is set forth under SFAS 123(R), became effective for us as of January 1, 2006.

In our supplemental non-GAAP financial information, we have excluded this expense to help investors compare our 2006 financial information with financial information for periods prior to January 1, 2006, when stock-based compensation costs were not expensed. In addition, because financial analysts and investors were using a valuation model which did not take into account our stock-based compensation expense for prior periods, the exclusion of stock-based compensation expense in our supplemental non-GAAP financial information helps them ensure the consistency of their valuation metrics. Our management also considers this non-GAAP information when reviewing our operating performance, since stock-based compensation costs can fluctuate due to factors other than the level of our business activity or operating performance.

However, stock-based compensation is one component of employee compensation. By excluding stock-based compensation expense, the supplemental non-GAAP financial information does not reflect our full cost of attracting, motivating and retaining our personnel. Stock-based compensation expense is a recurring expense.

•	One-time tax restructuring effects (as applicable): Our U.S. GAAP financial statements reflect the impact of a tax restructuring effected during the third and fourth quarters of 2006 in the U.S.

In our supplemental non-GAAP financial information, we have excluded the one-time impact attributable to this tax restructuring because of its unusual nature in both qualitative and quantitative terms. We do not expect such tax effects to occur as part of our normal business on a regular basis. As a result, we believe that by excluding the one-time effects of the tax restructuring, our supplemental non-GAAP financial information helps investors understand the current trends in our operating performance. We also believe that the exclusion of the one-time tax restructuring effects facilitates a comparison of our effective rate of income tax between different periods.

However, the one-time tax restructuring effects are a component of our income tax expense for the period during which the restructuring took place. By excluding these effects, the supplemental non-GAAP financial information overstates our income tax expense for the relevant period.

The following tables set forth our supplemental non-GAAP revenue, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per share, which exclude the effect of adjusting the carrying value of acquired companies’ deferred revenue, the expenses for the amortization of acquired intangible assets and stock-based compensation expense (as explained above). The tables also set forth the most comparable GAAP financial measure and a reconciliation of the GAAP and non-GAAP information.

DASSAULT SYSTEMES
SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
US GAAP - NON-GAAP RECONCILIATION
(in millions of Euro, except per share data)

	Three months ended March 31,						Variation
	2007 GAAP	Adjustment (1)	2007 Non-GAAP	2006 GAAP	Adjustment (1)	2006 Non-GAAP	GAAP	Non-GAAP (2)
Total Revenue	€290.9	3.8	€294.7	€252.1	3.9	€256.0	15%	15%

Total Revenue breakdown by activity
Software revenue	245.8	3.8	249.6	213.1	3.9	217.0	15%	15%
Services and other revenue	45.1			39.0			16%

Total Revenue breakdown by segment
PLM revenue	235.0	2.3	237.3	200.9	2.8	203.7	17%	16%
of which ENOVIA revenue	57.4	2.3	59.7	26.3			118%	127%
Mainstream 3D revenue	55.9	1.5	57.4	51.2	1.1	52.3	9%	10%

Total Revenue breakdown by geography
Americas	96.1	1.9	98.0	75.8	1.4	77.2	27%	27%
Europe	122.8	1.4	124.2	111.6	1.6	113.2	10%	10%
Asia	72.0	0.5	72.5	64.7	0.9	65.6	11%	11%

Total Operating Expenses	€244.8	(15.2)	€229.6	€204.9	(9.4)	€195.5	19%	17%
Stock-based compensation expense	4.3	(4.3)	—	2.2	(2.2)	—	n/a	n/a
Amortization of acquired intangibles	10.9	(10.9)	—	7.2	(7.2)	—	n/a	n/a

Operating Income	€46.1	19.0	€65.1	€47.2	13.3	€60.5	(2%)	8%
Operating Margin	15.8%		22.1%	18.7%		23.6%
Income before Income Taxes	49.1	19.0	68.1	50.3	13.3	63.6	(2%)	7%
Income tax expense	(16.2)	(5.6)	(21.8)	(17.5)	(3.9)	(21.4)	n/a	n/a
Income tax effect of adjustments above	5.6	(5.6)	—	3.9	(3.9)	—	n/a	n/a
Minority interest	0.0			(1.5)			n/a
Net Income	€32.9	13.4	€46.3	€31.3	9.4	€40.7	5%	14%
Diluted Net Income Per Share (3)	€0.28	0.11	€0.39	€0.26	0.08	€0.34	8%	15%

(1)
In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to GAAP operating expenses data reflect the exclusion of the amortization of acquired intangibles or stock-based compensation expense (as detailed below), as indicated; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments.

	Three months ended March 31,
	2007 GAAP	Adjustment	2007 Non-GAAP	2006 GAAP	Adjustment	2006 Non GAAP
Cost of services and other revenue	40.2	(0.1)	40.1	31.7	(0.3)	31.4
Research and development	76.5	(2.5)	74.0	72.5	(1.5)	71.0
Marketing and sales	83.1	(0.9)	82.2	65.5	(0.3)	65.2
General and administrative	21.4	(0.8)	20.6	17.1	(0.1)	17.0
Total stock-based compensation expense		(4.3)			(2.2)

(2)
The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

(3)	Based on a weighted average 118.8 million diluted shares for Q1/2007 and 119.8 million diluted shares for Q1/2006.

DASSAULT SYSTEMES
NON-GAAP KEY FIGURES
(in millions of Euro, except per share data, headcount and exchange rates)

Non-GAAP key figures exclude the effects of adjusting the carrying value of acquired companies’ deferred revenue, amortization of acquired intangible assets and stock-based compensation expense.

Comparable U.S. GAAP financial information and a reconciliation of the GAAP and non-GAAP measures are set forth in the preceding tables in this Attachment A.

	Three months ended
	March 31, 2007	March 31, 2006	Variation
Non-GAAP Revenue	€294.7	€256.0	15%

Non-GAAP Revenue breakdown by activity
Software Revenue	249.6	217.0	15%
Services and other Revenue	45.1	39.0	16%

Non-GAAP Revenue breakdown by segment
PLM revenue	237.3	203.7	16%
of which ENOVIA revenue	59.7	26.3	127%
Mainstream 3D revenue	57.4	52.3	10%

Non-GAAP Revenue breakdown by geography
Americas	98.0	77.2	27%
Europe	124.2	113.2	10%
Asia	72.5	65.6	11%

Non-GAAP Operating Income	€65.1	€60.5	8%
Non-GAAP Operating Margin	22.1%	23.6%
Non-GAAP Net Income	46.3	40.7	14%
Non-GAAP Diluted Net Income Per Share	0.39	0.34	15%

Closing headcount	6,967	5,779	21%

Average Rate USD per Euro	1.31	1.20	9%
Average Rate JPY per Euro	156.5	140.5	11%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 27, 2007
By:  /s/ Thibault de Tersant

Name:  Thibault de Tersant
Title:  Executive Vice President, Finance and Administration